UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Zix Corporation

(Name of Subject Company)

Zix Corporation

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98974P100

(CUSIP Number of Class of Securities)

Noah F. Webster

Chief Legal Officer

2711 North Haskell Avenue

Suite 2300, LB 36

Dallas, Texas 75204

(214) 370-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person Filing Statement)

Copies to:

Don J. McDermett, Jr. Baker Botts L.L.P. 2001 Ross Avenue, Suite 1000 Dallas, TX 75201 (214) 953-6454	Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 1000 Dallas, TX 75201 (214) 953-6500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Zix Corporation, a Texas corporation (“Zix”), with the Securities and Exchange Commission (the “SEC”) on November 23, 2021, relating to the tender offer by Zeta Merger Sub Inc., a Texas corporation (“Merger Sub”) and wholly owned subsidiary of Open Text Corporation, a corporation incorporated under the federal laws of Canada (“OpenText”), to purchase all of the issued and outstanding shares of common stock of Zix (the “Shares”), other than Shares to be converted or cancelled pursuant to the Agreement and Plan of Merger, dated as of November 7, 2021, among Zix, OpenText and Merger Sub, for a purchase price of $8.50 per Share in cash, without interest and net of applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase filed by OpenText and Merger Sub with the SEC on November 22, 2021, as amended or supplemented from time to time, and in the related Letter of Transmittal filed by OpenText and Merger Sub with the SEC on November 22, 2021, as amended or supplemented from time to time.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following sentences are added as a new paragraph at the end of the subsection entitled “Regulatory Approvals—Antitrust in the United States” on page 42 of the Schedule 14D-9:

At 11:59 p.m., Eastern Time, on December 7, 2021, the required waiting period applicable to the Offer under the HSR Act expired in the ordinary course. Accordingly, the HSR Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2021	ZIX CORPORATION

	By:	/s/ Noah F. Webster
Name: Noah F. Webster Title: Chief Legal Officer

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